UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported) August 21, 2023

NERDY INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39595	98-1499860
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

101 S. Hanley Rd., Suite 300 St. Louis, MO	63105
(address of principal executive offices)	(zip code)

(314) 412-1227

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	NRDY	New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	NRDY-WT	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

On August 21, 2023, Nerdy Inc. (the “Company”, “we” and “us”) (f/k/a TPG Pace Tech Opportunities Corp., (“TPG Pace”)), announced that it has commenced an exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding public warrants. Each public warrant is exercisable for one share of the Company’s Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of the Company, at an exercise price of $11.50 per share, consisting of (a) publicly traded warrants, which were sold as part of the units in TPG Pace’s initial public offering (the “IPO”) whether they were purchased in the IPO or thereafter in the open market (the “IPO Public Warrants”) and (b) the warrants that were issued pursuant to those certain forward purchase agreements (the “Forward Purchase Warrants” and, together with the IPO Public Warrants, the “Public Warrants”) to purchase shares of the Company’s Class A Common Stock.

The Offer and the Consent Solicitation are being made to all holders of the Company’s Public Warrants. We are offering to the holders of the Public Warrants the opportunity to receive 0.250 shares of Class A Common Stock (the “Public Offer exchange rate”) in exchange for each of the Public Warrants tendered pursuant to the Offer. Holders representing approximately 58% of the Public Warrants have agreed to tender their Public Warrants in the Offer and to consent to amend the warrant agreement, dated as of October 9, 2020, by and between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), with respect to certain terms of the Public Warrants (the “Public Warrant Amendment”) pursuant to certain tender and support agreements with us.

In addition, parties representing approximately 95% of the warrants issued in a private placement in connection with the closing of the IPO (the “Private Placement Warrants”) and the warrants issued by Nerdy LLC, a Delaware limited liability company (“OpCo”) to purchase units in OpCo (“OpCo Units”) (the “Private Placement Class B Warrants”, and together with the Private Placement Warrants, the “Private Warrants”) have agreed to consent to amend the Warrant Agreement with respect to certain terms of the Private Warrants (the “Private Placement Warrant Amendment”, together with the Public Warrant Amendment, the “Warrant Amendment”) pursuant to certain consent agreements with us.

The Warrant Amendment will require that (i) each Public Warrant that is outstanding upon the closing of the Offer be mandatorily exchanged for 0.2250 shares of Class A Common Stock, which is a ratio 10% less than the Public Offer exchange rate applicable to the Offer and (ii) upon the closing of the Offer, that (a) each Private Placement Warrant be automatically exchanged into shares of Class A Common Stock and (b) each Private Placement Class B Warrant that is outstanding be automatically exercised on a cashless basis into OpCo Units with an equivalent number of shares of Class B common stock, par value $0.0001 per share, of the Company (“Class B Common Stock”), in each case, at the same ratio as the Public Offer exchange rate (the “Private Warrant Transaction”).

Pursuant to the Warrant Agreement, which governs all of the Public Warrants and the Private Warrants (collectively, the “Warrants”), amendments made to the terms of the Public Warrants, including the proposed Public Warrant Amendment, require the vote or written consent of holders of at least 50% of the number of the then outstanding Public Warrants, and solely with respect to any amendment to the terms of the Private Warrants, including the proposed Private Placement Warrant Amendment, the vote or written consent of at least 50% of the number of the then outstanding Private Placement Warrants and Private Placement Class B Warrants, collectively. Accordingly, the Warrant Amendment will be adopted if the other conditions described in the Prospectus/Offer to Exchange (as defined below) are satisfied or waived.

Concurrently with the Offer, certain holders who received 8,000,000 aggregate shares of Class A Common Stock and OpCo Units that are subject to potential forfeiture unless certain triggering events are achieved (the “Earnout Equity”) have agreed to forfeit (and thus surrender for cancelation) sixty percent (60%) of the Earnout Equity they hold and have agreed that the remaining forty percent (40%) of the Earnout Equity will not be subject to potential forfeiture if certain triggering events are not achieved, subject to the closing of the Offer, as made pursuant to certain earnout transaction agreements, collectively representing approximately 93% of the Earnout Equity (the “Earnout Transaction”) as of the date hereof.

As of August 14, 2023, there were 100,748,016 shares of our Class A Common Stock and 68,695,610 shares of our Class B Common Stock outstanding. Assuming (i) holders of all of our Public Warrants tender their Public Warrants in the Offer and we issue 3,000,000 shares of our Class A Common Stock, (ii) the Company issues (a) 1,320,367 shares of Class A Common Stock upon the exchange of the Private Placement Warrants and (b) 512,966 OpCo Units (with an equivalent number of shares of Class B Common Stock) upon the exercise on a cashless basis of the Private Placement Class B Warrants, and (iii) the cancellation of 2,785,253 shares of Class A Common Stock and 2,014,747 OpCo Units (with an equivalent number of shares of Class B Common Stock) pursuant to the Earnout Transaction, there would be 102,283,130 shares of our Class A Common Stock and 67,193,829 shares of our Class B Common Stock outstanding after the Offer. The collective net effect of the Offer and Consent Solicitation, the Private Warrant Transaction and the Earnout Transaction, if all occurred, would result in a net change of less than 0.1% in the amount of the shares of our Common Stock currently outstanding on a fully-diluted basis.

The purpose of the Offer and Consent Solicitation, Private Placement Transaction, and Earnout Transaction is to simplify the Company’s capital structure and reduce the potential dilutive impacts of the Public Warrants, Private Warrants and Earnout Shares.

Important Additional Information Has Been Filed with the SEC

The Offer to exchange described in this Form 8-K commenced on August 21, 2023. On August 21, 2023, a registration statement on Form S-4 and an exchange offer statement on Schedule TO (the “Schedule TO”), including a Prospectus/Offer to Exchange (“Prospectus/Offer to Exchange”), a letter of transmittal and consent and related documents, were filed with the United States Securities and Exchange Commission (the “SEC”) by the Company. The offer to exchange the outstanding Public Warrants of the Company will only be made pursuant to the Prospectus/Offer to Exchange and Schedule TO, including related documents filed as a part of the Offer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS/OFFER TO EXCHANGE AND SCHEDULE TO FILED WITH THE SEC CAREFULLY, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE OFFER, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Innisfree M&A Incorporated at (877) 750-8240 (for Warrant holders) or (212) 750-5833 (for banks and brokers). Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by the Company under the “Investors” section of the Company’s website at investors.nerdy.com.

No Offer or Solicitation

This Form 8-K shall not constitute an offer to exchange or the solicitation of an offer to exchange or the solicitation of an offer to purchase any securities, nor shall there be any exchange or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A registration statement on Form S-4 relating to the securities to be issued in the Offer has been filed with the SEC, but has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The Offer and Consent Solicitation are being made only through the Schedule TO and Prospectus/Offer to Exchange, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO and Prospectus/Offer to Exchange.

None of the Company, any of its management or its board of directors, or the information agent, the exchange agent, or the dealer manager makes any recommendation as to whether or not holders of the Public Warrants should tender their Public Warrants for exchange in the Offer or consent to the Warrant Amendment in the Consent Solicitation.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions, or strategies regarding the future. Any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “approximately,” “believes,” “contemplates,” “continues,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “outlook,” “plans,” “possible,” “potential,” “predicts,” “projects,” “should,” “seeks,” “will,” “would,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements made herein relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of this Form 8-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

There are a significant number of factors that could cause actual results to differ materially from statements made herein, including but not limited to, our limited operating history, which makes it difficult to predict our future financial and operating results; our history of net losses; risks associated with our shift to the Learning Membership model; risks associated with scaling up our Institutional business; risks associated with our intellectual property, including claims that we infringe on a third party’s intellectual property rights; risks associated with our classification of some individual and entities we contract with as independent contractors; risks associated with the liquidity and trading of the Company’s securities; risks associated with payments that we may be required to make under the tax receivable agreement; litigation, regulatory and reputational risks arising from the fact that many of our learners are minors; our lack of an effective control environment that meets our accounting and reporting requirements; changes in applicable laws or regulations; the possibility of cyber-related incidents and their related impacts on our business and results of operations; the possibility that we may be adversely affected by other economic, business, and/or competitive factors; risks associated with managing our rapid growth; the approval of the Warrant Amendment and our ability to require that all Public Warrants be exchanged for shares of Class A Common Stock; the exchange of Public Warrants for shares of Class A Common Stock pursuant to the Offer and Consent Solicitation; the exchange of Private Placement Warrants for shares of Class A Common Stock and the cashless exercise of Private Placement Class B Warrants for OpCo Units and shares of Class B Common Stock; and the lack of a third-party determination that the Offer or the Consent Solicitation is fair to Public Warrant holders. Our actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to, risks detailed in our filings with the SEC, including our Registration Statement on Form S-4 filed on May 21, 2023, under the heading “Risk Factors”, as well as other filings that we may make from time to time with the SEC.

About Nerdy Inc.

Nerdy (NYSE: NRDY) is a leading platform for live online learning, with a mission to transform the way people learn through technology. The Company’s purpose-built proprietary platform leverages technology, including AI, to connect learners of all ages to experts, delivering superior value on both sides of the network. Nerdy’s comprehensive learning destination provides learning experiences across 3,000+ subjects and multiple formats—including Learning Memberships, one-on-one instruction, small group classes, large format group classes, and adaptive self-study. Nerdy’s flagship business, Varsity Tutors, is one of the nation’s largest platforms for live online tutoring and classes. Its solutions are available directly to students and consumers, as well as through schools and other institutions. Learn more about Nerdy at https://www.nerdy.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Nerdy Inc.
(Registrant)

Date: August 21, 2023	By:	/s/ Jason Pello
	Name:	Jason Pello
	Title:	Chief Financial Officer

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